================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       AMENDMENT NO. 1 (FINAL AMENDMENT)
                                      TO
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                        -------------------------------

                             BANCFIRST CORPORATION
                               (Name of Issuer)

                             BANCFIRST CORPORATION
                     (Name of Person(s) Filing Statement)

                        -------------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                        (Title of class of securities)

                                   05945F103
                     (CUSIP number of class of securities)

                        -------------------------------

                               David E. Rainbolt
                     President and Chief Executive Officer
                             BancFirst Corporation
                         101 North Broadway, Suite 200
                         Oklahoma City, Oklahoma 73102
                                (405) 270-1086
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)


                                  COPIES TO:

                        -------------------------------

                           JEANETTE C. TIMMONS, ESQ.
              Day Edwards Federman Propester & Christensen, P.C.
                              2900 Oklahoma Tower
                                210 Park Avenue
                         Oklahoma City, Oklahoma 73102
                                (405) 239-2121

                        -------------------------------

                                  MAY 3, 1999
    (Date tender offer first published, sent or given to security holders)

================================================================================

     BancFirst Corporation, an Oklahoma corporation (the "Company"), hereby amends its Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on May 3, 1999, with respect to its offer to purchase for cash a minimum of 100,000 and a maximum of 1,000,000 shares of its common stock, par value $1.00 per share (the "Shares") at prices, net to the seller in cash, not greater than $38.00 nor less than $34.00 per Share, specified by stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used in this Amendment No. 1 without definition have the meanings assigned to them by the Schedule 13E-4.

ITEM 8.   ADDITIONAL INFORMATION.

     The response to Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

     The "Modified Dutch Auction" self-tender offer which commenced on May 3, 1999, expired at 12:00 midnight, New York City time, on June 1, 1999. The Company purchased 1,186,502 shares at the maximum price of $38.00 per share (the "Purchase Price"). This represents approximately 13% of the common shares outstanding immediately prior to the Offer. Odd lots tendered at or below the Purchase Price totaling 207 Shares were purchased in their entirety. The remaining 1,186,295 Shares were purchased on a 98.59 percent pro rata basis from shareholders who tendered a total of 1,203,316 (exclusive of the 207 odd lot Shares) to the Company at or below the Purchase Price.

     Copies of the Company's news release dated June 2, 1999 announcing the preliminary results of the Offer, and its news release dated June 14, 1999 announcing the final results of the Offer are attached hereto as Exhibits (a)(9) and (a)(10), respectively, and are incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

     (a)(9)    News Release issued by the Company on June 2, 1999.

     (a)(10)   News Release issued by the Company on June 14, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   BANCFIRST CORPORATION,
                                   An Oklahoma corporation



Date:  June 14, 1999               By:  /s/ David E. Rainbolt
                                        ----------------------------------------
                                        David E. Rainbolt
                                        President and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT                                 DESCRIPTION
NUMBER                                  -----------
-------

 (a)(9)             News release issued by the Company on June 2, 1999
 (a)(10)            News release issued by the Company on June 14, 1999